Exhibit 99.3

GDEV Inc.

Inclusion and Diversity Policy

A.	Introduction

GDEV Inc. and its consolidated subsidiaries (together, “GDEV” or the “Company”) offers mobile, web and social games for millions of players to enjoy globally. With a highly collaborative workforce of hundreds of employees working from several studios and offices in several countries, GDEV is a multinational and multicultural organization.

The Company strives to build an inclusive environment which embraces difference and fosters inclusion. GDEV believes that valuing diversity and inclusiveness enables the Company and its studios to achieve its vision to create unmatched value for its employees, customers (game players), business partners and shareholders.

GDEV is guided by the principles of honesty, respect and integrity to meet its objectives.

B.	Purpose

This Inclusion and Diversity Policy (the “Policy”) is made to outline the Company’s approach in providing and achieving equality, fairness and respect for all employees (whether temporary, part-time or full-time), partners and players around the world. In this document, GDEV briefly explains its approach to building inclusion and diversity across the company with the support of the Board of Directors and management.

GDEV recognizes that inclusion and diversity represent its business interest. The inclusion and diversity allow the Company to attract and retain qualified individuals from the widest pool of available talent. Furthermore, GDEV believes that diversity improves the quality of decision-making process, and thus enhances the Company’s capacity to create value. In order to stay a step ahead GDEV is interested in teams of professionals with contrasting perspectives and backgrounds, as the Company believes that such teams are more creative, faster to adapt and more inventive with their solutions.

Seeking Help and Reporting Violations

Employee may ask questions, raise concerns or report instances of potential non-compliance with this Policy by contacting manager for help. If the manager cannot answer question or if employee does not feel comfortable contacting manager, employees may use in the case of encountering violations or suspicion of their occurrence:

•	Directly to the Audit Committee / the Head of Internal Control / General Counsel / Head of Compliance (non- anonymous personal reports);

•	By Email;

•	Via Online portal;

•	To Company’s postal address: GDEV Inc., 55, Griva Digeni, 3101, Limassol, Cyprus (open/anonymous reports marked by the addressee: to the Audit Committee / the Head of Internal Control / General Counsel / Head of Compliance).

Retaliation against any employee for making a good faith report of actual or suspected violations of this Policy are prohibited. Failure to comply with this Policy may be ground for disciplinary actions, up to and including termination.

C.	Statements and Commitments

GDEV embraces and supports its employees’ differences in age, ethnicity, race, nationality or national origin, sexual orientation and gender identity, physical, mental and development abilities, language differences, family or marital status, religion or belief, skin color, social and economic backgrounds, education, political affiliation, and other characteristics that make its employees unique.

The Company’s commitment to inclusion and diversity aligns with its Code of Business Conduct and Ethics and extends to all areas of its business.

GDEV supports and encourages inclusion and diversity at all levels:

•	the Board of Directors,

•	the senior officers;

•	the management team; and

•	all employees (including sub-contractors, temporary, part-time or full-time employees).

GDEV undertakes various diversity and inclusion efforts throughout its operations, such as the following:

•	workplace modifications and providing specialized equipment to persons with disabilities, which enables individuals with disabilities to perform the essential job functions of their job or to enjoy equal benefits and privileges of employment. GDEV and its studios value the contributions of persons with differing abilities and commit to the inclusion of persons with disabilities in its workforce;

•	available flexible working and leave arrangement practices where appropriate, as there is an appreciation that not everyone can and will work the same hours or in the same way;

•	available religious accommodation for employees whose religious beliefs or practices conflict with their job, work schedule or with other aspects of employment where appropriate. GDEV and its studios respect the religious beliefs and practices of its employees;

•	ensuring respectful communication between all employees, officers and directors regardless of title or level of seniority; and

•	implementation of open-door practices that allows employees to ask questions, raise concerns or report instances of potential non-compliance with this Policy more effectively.

Equal Employment Opportunity

GDEV is strongly committed to providing equal employment opportunity. When searching for suitable candidates for employment or advancement the Company considers solely at the relevant qualities the candidate would bring to the job position. Equal opportunity extends to all aspects of the employment relationship (including, but not limited to hiring, job assignment, compensation and benefits, talent development and skills enhancement, promotions, relocation, parental leave, employee retention, flexible work arrangements). All such decisions are made by the Company using objective standards based on the individual’s qualifications as they relate to the particular job. GDEV has commitment to fostering a culture of belonging where all employees are included, treated with dignity and respect, promoted on their merits.

Safe Work Environment

In respecting and valuing the diversity among its employees and partners, GDEV is committed to providing a safe work environment free of all forms of discrimination, bullying and harassment.

GDEV does not tolerate any verbal, written or physical conduct that denigrates or shows hostility or aversion toward an individual because of his or her personal characteristics that adversely affects (or has the purpose to effect) individual’s employment opportunities (including, but not limited to, intimidating, hostile or offensive work environment).

Discriminatory conduct (including, but is not limited to, denigrating jokes, intimidating, threatening, or hostile acts, slurs or negative stereotyping, as well as any material that shows hostility or aversion toward an individual or group) and sexual harassment (including, unwelcome or unwanted sexual advances, requests for sexual favors etc.) are strictly prohibited by the Company.

GDEV recognizes that any kind of bullying (whether there is verbal or written bullying (including, but not limited to slandering a person; persistent name calling that is hurtful, insulting, humiliating; using a person as butt of jokes, abusive remarks), or physical bullying) is inadmissible. The Company takes seriously all complaints of bullying, harassment and discrimination.

Safe Gaming Environment

GDEV is committed to prohibiting and effectively responding to harassment, discrimination and abusive conduct between players of GDEV games. GDEV is committed to advancing freedom of expression for its players around the world. Where players’ freedom of expression faces government challenges, the Company seeks to implement internationally recognized standards.

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Human capital is the most valuable thing the Company has. Individual differences, life experiences, knowledge, self-expression, unique abilities and talents that employees of GDEV bring to their work is a significant part of internal culture that GDEV embodies in its games.